UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ZeroFox Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

98955G103

(CUSIP Number)

Stephanie Brecher

New Enterprise Associates

1954 Greenspring Drive, Suite 600

Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955G103	13D	Page 2 of 9 Pages

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed August 12, 2022 and relates to the common shares, $0.0001 par value (the “Common Stock”), of ZeroFox Holding, Inc. (the “Issuer”), having its principal executive office at 1834 S. Charles St., Baltimore, MD 21230.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.  Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 14, L.P. (“NEA 14”);

(b) NEA Partners 14, L.P. (“NEA Partners 14”), which is the sole general partner of NEA 14; and NEA 14 GP, LTD (“NEA 14 LTD” and, together with NEA Partners 14, the “Control Entities”), which is the sole general partner of NEA Partners 14; and

(c) Forest Baskett (“Baskett”), Anthony A. Florence, Jr. (“Florence”), Patrick J. Kerins (“Kerins”), and Scott D. Sandell (“Sandell”) (together, the “Directors”), and Peter W. Sonsini (“Sonsini”). The Directors are the directors of NEA 14 LTD.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of NEA 14, each Control Entity, Kerins, and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.

The principal business of NEA 14 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 14 is to act as the sole general partner of NEA 14. The principal business of NEA 14 LTD is to act as the sole general partner of NEA Partners 14. The principal business of each of the Directors is to manage the Control Entities, NEA 14 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 14 and NEA Partners 14 are exempted limited partnerships organized under the laws of the Cayman Islands. NEA 14 LTD is an exempted company organized under the laws of the Cayman Islands. Each of the Directors is a United States citizen.

CUSIP No. 98955G103	13D	Page 3 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(c)       On February 6, 2024, the Issuer entered into that certain agreement and plan of merger (the “Merger Agreement”) by and among the Issuer, ZI Intermediate II, Inc., a Delaware corporation (“Parent”), and HI Optimus Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer with the Issuer surviving as a wholly-owned subsidiary of Parent (the “Merger”), as described in further detail in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2024. On May 13, 2024, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. At the effective time of the Merger, each then outstanding share of Common Stock was canceled and converted automatically into the right to receive an amount in cash equal to $1.14 per share without interest thereon and subject to any applicable withholding taxes. As of May 15, 2024, NEA 14 holds no shares of Common Stock.

(e)       Each of the Reporting Persons other than Sonsini has ceased to beneficially own five percent (5%) or more of the Issuer’s Common Stock as a result of the closing of the Merger. Sonsini has ceased to beneficially own five percent (5%) or more of the Issuer’s Common Stock as a result of ceasing to be a manager of NEA 16 LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 98955G103	13D	Page 4 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 15th day of May, 2024.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

  By:          *

 Scott D. Sandell

 Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:          *

Scott D. Sandell

Director

NEA 14 GP, LTD

By:          *

Scott D. Sandell

Director

CUSIP No. 98955G103	13D	Page 5 of 9 Pages

                 *

Forest Baskett

                 *

Patrick J. Kerins

                 *

Anthony A. Florence, Jr.

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 98955G103	13D	Page 6 of 9 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of ZeroFox Holdings, Inc.

EXECUTED this 15th day of May, 2024.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

  By:          *

 Scott D. Sandell

 Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:          *

Scott D. Sandell

Director

NEA 14 GP, LTD

By:          *

Scott D. Sandell

Director

CUSIP No. 98955G103	13D	Page 7 of 9 Pages

                 *

Forest Baskett

                 *

Patrick J. Kerins

                 *

Anthony A. Florence, Jr.

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 98955G103	13D	Page 8 of 9 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of February, 2024.

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Ronald D. Bernal
Ronald D. Bernal

/s/ Ann Bordetsky
Ann Bordetsky

/s/ Carmen Chang
Carmen Chang

/s/ Philip Chopin
Philip Chopin

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Jonathan Golden
Jonathan Golden

/s/ Scott Gottlieb
Scott Gottlieb

CUSIP No. 98955G103	13D	Page 9 of 9 Pages

/s/ Mark Hawkins
Mark Hawkins

/s/ Jeffrey R. Immelt
Jeffrey R. Immelt

/s/ Aaron Jacobson
Aaron Jacobson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

/s/ Vanessa Larco
Vanessa Larco

/s/ Julio C. Lopez
Julio C. Lopez

/s/ Tiffany Le
Tiffany Le

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Kavita Patel
Kavita Patel

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter Sonsini
Peter Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang